By Facsimile: (212) 474-3700


Richard Hall, Esq.						November 22, 2005
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
(212) 474-1000

Re:  	Placer Dome Inc.
	Schedule TO-T filed by Barrick Gold Corporation on November 10, 2005
	File No.005-52643

Dear Mr. Hall:

	We have comments on the filing referenced above. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. We note that Goldcorp played a significant role in initiating, structuring, and negotiating the tender offer with Barrick Gold Corporation, appears to have some control over some of terms of the tender offer, including, but not limited to any potential increase in offer price, will own assets of the target company, Placer Dome, following the tender offer, and is providing financing for the proposed transaction. Please provide a detailed analysis explaining why Goldcorp has not been identified as a bidder in your Forms 425 or on Schedule TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues Outline, dated November 14,
2000, available on our website at www.sec.gov.   In this regard,
please also note that the definition of bidder in Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made. . .
.." In the alternative, add Goldcorp to an amended Schedule TO-T and confirm that future Form 425 filings will identify Goldcorp as a bidder in this tender offer.

2. Advise us as to how you complied with Rule 14d-4.

Statements Regarding Forward-Looking Information, page i

3. Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule TO upon a material change in the information previously disclosed. Please revise or modify.

Summary Term Sheet, page 1

4. Please remove your qualification of the information in the summary here and on page 6 of this document. This limitation appears to limit reliance by investors on the summary. We view this limitation as inappropriate since the summary is being provided to shareholders in a public disclosure document under the federal securities laws and must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. You may continue to urge security holders to read the entirety of the disclosure documents.

What are the most important conditions to the offer? Page 2

5. Please briefly summarize the rights under Placer Dome`s shareholder rights plan that must be invalidated or become otherwise inapplicable to the offer and any proposed second-step transaction and explain how such condition will be satisfied prior to expiration of the offer. You should expand the disclosure of such matters at page 26 as well.

6. Please explain, briefly, how the third "most important condition to the offer" will happen before expiration. You state that all government or regulatory approvals, permits or consents or waiting or suspensory periods that are necessary or advisable to complete the offer, any compulsory acquisition or any subsequent acquisition transaction or the Goldcorp Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated.

Summary Historical and Unaudited Pro Forma Consolidated Financial
Information, page 12

7. Please revise the presentation of your financial statements, here and at the "Summary Historical and Unaudited Pro Forma
Consolidated Financial Information" section at page 47, to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(a)(3) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item
1010(a)(3) of Regulation M-A requires that the company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

 The Offer, page 19

8. We note your statement that "Applicable U.S. securities laws do not permit the Offeror to have more than one Take-Up Date as a result of pro rationing of the consideration." Further, you state that you currently intend to seek such relief as may be required to permit the offeror to take up shares on more than one take up date. Please tell us your plans for seeking such relief.

Conditions of the Offer, page 26

9. A number of your offer conditions involve the successful completion of the Goldcorp Transaction, as defined in your offer document, including, but not limited to those conditions labeled
(d), (e), (f), (h), and (m). Further, additional conditions, including, but not limited to (i) and (j), require that nothing cause a Goldcorp Material Adverse Effect, as defined with compounded capitalized terms. Please tell us why these conditions are appropriate in this tender offer as it appears that security holders will have no ability to objectively determine whether the condition has been triggered. Assuming that you amend your documents, consistent, with the comment listed above, to include Goldcorp as a bidder in this tender offer, tell us how security holders will then have the ability to objectively determine whether the condition has been triggered.
In the conditions where you reference Goldcorp Material Adverse
Effect, please amend the condition to include the parameters of the defined term. As currently stated, with compound capitalized terms, the scope of the condition is not easily understood.

10. We note your offer condition labeled (m) regarding the determination by the offeror that "none of Placer Dome, any of its affiliates or subsidiaries or any third party has taken or proposed to take any action or has failed to take any action, or disclosed a previously undisclosed action or event . . . which might reduce the expected economic value to the Offeror of the acquisition of Placer Dome or make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up any paying for Shares under the Offer and/or the completion of a Compulsory Acquisition or Subsequent
Acquisition Transaction and/or the Goldcorp Transaction. . . ."
(Emphasis added) Please clarify this condition to first describe the parameters of "any third party" and the reduction of "the expected economic value to the Offeror" as applying to the offer. Further, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the security holders may objectively verify when it has been triggered.

11. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the penultimate paragraph in this section, the phrase "regardless of the circumstances giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

12. As you are aware, all conditions must be satisfied at or before expiration. Please qualify your statement that each foregoing right shall be deemed to be an ongoing right that may be asserted at any time and from time to time, accordingly.

Take up of and Payment for Deposited Shares, page 30

13. We note that you will pay for tendered shares no later than
(a) the tenth day after the Expiry Time, and (b) three Business Days after taking up such Shares." You characterize this as "prompt payment." Please tell us what consideration was given to whether such timing satisfies the prompt payment requirements of Rule 14e-1(c).

Market Purchases, page 34

14. In your supplemental response please advise us regarding what types of arrangements or understandings are contemplated by the disclosure in the second paragraph under this heading. In addition, advise us whether or not Barrick Gold or Goldcorp have purchased any shares of Placer Dome since the first public announcement of Barrick Gold`s intended acquisition of Goldcorp. The existing disclosure only addresses Barrick`s intent not to make purchases of Placer Dome`s shares outside the tender offer prior to the expiry time.

Documents Incorporated by Reference, page 52

15. We note your statement that "All material change reports . . . filed by the Offerer . . . after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular." Schedule TO does not permit such "forward" incorporation. Therefore, please amend your disclosure accordingly and ensure that you amend the Schedule TO to specifically reference the reports you wish to incorporate, as they are filed.

Source of Funds, page 46

16. We note that "[t]he Offeror currently expects to use the proceeds generated by the sale of the Goldcorp Assets to Goldcorp as described under "Background to the Offer - Goldcorp Agreement" in
Section 3 of the Circular to repay the full amount drawn down under the Credit Facility in connection with the Offer." State the full amount Expected to be drawn down under the credit facility in connection with the offer. Further, state here and at the referenced background section, the total aggregate payment to be received by Goldcorp that will allow you to repay such credit facility.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

     					Very truly yours,



     					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions